SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                SCHEDULE 13D

                               Amendment No. 1

                 Under the Securities Exchange Act of 1934

                             Brookstone, Inc.
                             (Name of Issuer)

                       Common Stock, Par Value $.001
                      (Title of Class of Securities)

                               114537103
                             (CUSIP Number)

                             Arthur Goetchius
           300 Park Avenue, 21st Fl., New York, NY 10022 (212) 755-9000
                 (Name, address and telephone number of person authorized to receive notices and communications)

                             May 1, 1997
           (Date of event which requires filing of this statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

           Check the following box if a fee is being paid with the statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

           NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 15 Pages

                                  13D
CUSIP No. 114537103
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             EGS Associates, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                             WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              98,500
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              98,500
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              98,500
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              1.26%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                              PN
_____________________________________________________________________________
                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                             Page 2 of 15 Pages

                                  13D
CUSIP No. 114537103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             EGS Partners, L.L.C.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                             OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              284,437
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              284,737
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              284,737
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              3.64%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                              IA
_____________________________________________________________________________
                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                             Page 3 of 15 Pages

                                  13D
CUSIP No. 114537103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Bev Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                             WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              45,950
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              45,950
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              45,950
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              .59%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                              PN
_____________________________________________________________________________
                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                             Page 4 of 15 Pages

                                  13D
CUSIP No. 114537103
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                 Jonas Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                             WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              28,513
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              28,513
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              28,513
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              .37%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                              PN
_____________________________________________________________________________
                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                             Page 5 of 15 Pages

                                  13D
CUSIP No. 114537103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             William Ehrman
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                       AF    OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              457,400
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              457,700
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              -0-
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              5.86%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                              IN
_____________________________________________________________________________
                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                             Page 6 of 15 Pages

                                  13D
CUSIP No. 114537103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Frederic Greenberg
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                             AF   OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              457,400
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              457,700
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              457,700
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              5.86%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                              IN
_____________________________________________________________________________
                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                             Page 7 of 15 Pages

                                  13D
CUSIP No. 114537103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Frederick Ketcher
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                             AF   OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              457,400
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              457,700
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              457,700
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              5.86%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                              IN
_____________________________________________________________________________
                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                             Page 8 of 15 Pages

                                  13D
CUSIP No. 114537103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Jonas Gerstl
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                             AF   OO    PF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              462,800
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              469,800
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              469,800
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              6.01%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                              IN
_____________________________________________________________________________
                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                             Page 9 of 15 Pages

                                  13D
CUSIP No. 114537103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             James McLaren
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                             AF   OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              457,400
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              457,700
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              457,700
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              5.86%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                              IN
_____________________________________________________________________________
                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                             Page 10 of 15 Pages

The initial Schedule 13D (the "Schedule 13D"), of (i) EGS Associates,
L.P., a Delaware limited partnership ("EGS Associates"), (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"), (iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), (v) William

Ehrman, (vi) Frederic Greenberg, (vii) Frederick Ketcher, (viii) Jonas Gerstl,

and (ix) James McLaren, relating to the common stock, $.001 par value (the "Common Stock") issued by Brookstone, Inc., a Delaware corporation (the "Company"), is hereby amended by this Amendment No. 1 as follows:

Item 3 is hereby amended and restated in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners is approximately $1,001,580, $2,547,372, $427,631, and $275,890, respectively.
      The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Gerstl and his wife (including shares held in trust for his children) is approximately $138,341.
      Messrs. Ehrman, Greenberg, Ketcher and McLaren currently own no shares of Common Stock.
      The shares of Common Stock purchased by each of EGS Associates, Bev Partners, and Jonas Partners were purchased with the investment capital of the respective entities. The shares of Common Stock purchased by EGS Partners were purchased with the investment capital of discretionary accounts under its management. The shares of Common Stock purchased by Mr. Gerstl were purchased with personal funds.
      The shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management. Such margin accounts are maintained at Montgomery Securities, and may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. Non-margin accounts are maintained at Bankers Trust Company. The shares owned by Mr. Gerstl are held in accounts maintained at Morgan Stanley & Co. Inc. or are beneficially owned by members of his immediate family. Currently, the interest rate charged on such various margin accounts is approximately 6.25% per annum.

Item 5 is hereby amended and restated in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 7,811,768 shares outstanding, which is the total number of shares of Common Stock outstanding as of April 14, 1997, as reflected in the company's annual report on Form 10-K filed with the Securities and Exchange Commission (the "Commission") for the fiscal year ended February 1, 1997.
                             Page 11 of 15 Pages

      As of the close of business on May 1, 1997:

           (i) EGS Associates owns beneficially 98,500 shares of Common Stock, constituting approximately 1.26% of the shares outstanding.
           (ii) EGS Partners owns directly no shares of Common Stock. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the "Act"), EGS Partners may be deemed to own beneficially 284,737 shares, constituting approximately 3.64% of the shares outstanding, purchased for discretionary accounts managed by it.
           (iii) Bev Partners owns beneficially 45,950 shares of Common
Stock, constituting less than 1% of the shares outstanding.
           (iv) Jonas Partners owns 28,513 shares of Common Stock, constituting less than 1% of the shares outstanding.
           (v) Mr. Gerstl owns beneficially through ownership by himself and his wife (including shares held in trust for their children), 12,100 shares of Common Stock, constituting less than 1% of the shares outstanding.
           (vi) Messrs. Ehrman, Ketcher, Greenberg and McLaren own directly no shares of Common Stock.
           By reason of the provisions of Rule 13D-3 of the Act, each of the General Partners may be deemed to own the 98,500 shares beneficially owned by EGS Associates, the 284,737 shares beneficially owned by EGS Partners, the 45,950 shares beneficially owned by Bev Partners, and the 28,513 shares beneficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are aggregated, they total 457,700 shares of Common Stock, constituting approximately 5.86% of the shares outstanding.
           (vii) In the aggregate, the Reporting Persons beneficially own a total of 469,800 shares of Common Stock, constituting approximately 6.01% of the shares outstanding.

           (b)   (i)   Each of EGS Associates, EGS Partners, Bev Partners,
and Jonas Partners has the power to vote on all of the shares of Common Stock, except for 300 shares held by one of the discretionary accounts, and to dispose of all of the shares of Common Stock beneficially owned by it, which power may be exercised by the General Partners. Each of the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.
                 (ii) Mr. Gerstl has no power to vote and shared power to dispose of shares owned by his wife in trust for their children and Mr. Gerstl has the shared power to vote and dispose of the shares owned directly by him and his wife in joint accounts.
           (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to May 1, 1997 until May 1, 1997 by EGS

                             Page 12 of 15 Pages

Partners are set forth in Schedule A, and were all effected in the over-the-counter market. During such period, EGS Associates, Bev Partners, Jonas Partners and Messrs. Ehrman, Greenberg, Ketcher, Gerstl, and McLaren, did not enter into any transactions in the Common Stock.

           (d) No person other than each respective record owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.
                             Page 13 of 15 Pages

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  May 4, 1997                  /s/ WILLIAM EHRMAN
                                       William Ehrman, individually and as
                                       general partner of each of EGS

                                       ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                       JONAS PARTNERS, L.P., and as a member
                                       of EGS PARTNERS, L.L.C.

                                     /s/ FREDERIC GREENBERG
                                       Frederic Greenberg, individually and as
                                     general partner of each of EGS
                                       ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                       JONAS PARTNERS, L.P. and as a member of
                                       EGS PARTNERS, L.L.C.

                                     /s/  FREDERICK KETCHER
                                       Frederick Ketcher, individually and as
                                       general partner of each of EGS
                                       ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                       JONAS PARTNERS, L.P. and as a member of
                                       EGS PARTNERS, L.L.C.

                                     /s/ JONAS GERSTL
                                     Jonas Gerstl, individually and as
                                       general partner of each of EGS
                                       ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                       JONAS PARTNERS, L.P. and as a member of
                                       EGS PARTNERS, L.L.C.

                                     /s/ JAMES MCLAREN
                                     James McLaren, individually and as
                                       general partner of each of EGS
                                       ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                      JONAS PARTNERS, L.P. and as a member of
                                       EGS PARTNERS, L.L.C.



                             Page 14 of 15 Pages

                             Schedule A

                             EGS Partners, L.L.C.

                       Transactions in the Common Stock

                                                   Price Per Share
Date of                Number of                   (including
Transaction            Shares Purchased/(Sold)     Commissions, if any)
__________________________________________________________________________

4/15/97                3,000                       $8.69
4/29/97                7,000                       $8.22
4/30/97                2,000                       $8.07
5/1/97                 2,500                       $8.06

















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